Exhibit 99.1

NQ Mobile Announces Withdrawal of Proposed Follow-on Offering

BEIJING and DALLAS, May 30, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company”, formerly known as NetQin Mobile Inc.) (NYSE: NQ), a leading global provider of mobile Internet services focusing on security, privacy and productivity, today announced that it has decided to withdraw its contemplated follow-on offering, a registration statement relating to which was filed with the Securities and Exchange Commission on May 10, 2012.

“In light of the recent market conditions and the current trading price for our American depositary shares, our board has decided that it is not in the best interest of our company or our shareholders to proceed with the offering,” said Dr. Henry Lin, Chairman and Co-CEO of NQ Mobile. “We continue to see strong growth momentum across all of our security, privacy and productivity offerings year to date and remain focused on growing our business globally”.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services focusing on security, privacy and productivity. The company was one of the first to recognize the growing security threats targeting smartphone users and is now a leading provider of Freemium subscription services with approximately 172 million registered user accounts in over 150 countries. NQ Mobile’s proprietary, cloud-based security solution has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile was bestowed the 2011 Technology Pioneer Award by the World Economic Forum for its technology leadership and innovation in mobile security. To facilitate global expansion, NQ Mobile headquarters are co-located in Beijing, China and Dallas, TX, USA. For more information on NQ Mobile, please visit www.nq.com.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86 13693066011